April 19, 2022

FILED VIA EDGAR

Mr. Matthew Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Annuity Investors Life Insurance Company

Annuity Investors Variable Account B

Registration Statement on Form N-4

File Nos. 333-19725 and 811-08017

Dear Mr. Williams:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Mr. Matthew Williams of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 22, 2022 in connection with Post-Effective Amendment No. 38 to the registration statement on Form N-4 on behalf of Annuity Investors Variable Account B (the “Registrant”), which was filed with the Commission on February 1, 2022. Set forth below are summaries of the comments provided by the Staff and the Registrant’s responses to such comments:

PROSPECTUS

Cover Page

COMMENT 1. In the second sentence, please add (“participant’s interest”) after “group contracts” and make the capitalized word “Contracts” both singular and plural.

RESPONSE 1. The requested changes will be made in the 485(b) filing.

COMMENT 2. In the third paragraph, please note that optional benefits are no longer available for activation and define activation.

RESPONSE 2. The following will be added to the third paragraph of the cover page in the 485(b) filing:

“Owners of contracts issued with the riders described in this prospectus can no longer send a written request to us to receive the benefits under the rider (“activation”).”

Table of Contents (page 2)

COMMENT 3. Please update the formatting of the table of contents.

RESPONSE 3. The requested changes will be made in the 485(b) filing.

Definitions (page 4)

COMMENT 4. On page 5, delete the “Additional Details” paragraph.

RESPONSE 4. The requested change will be made in the 485(b) filing.

Key Information Table (page 6)

COMMENT 5. The cross references in the “Location in Prospectus” column should link to the location in electronic versions of the statutory prospectus where the subject matter is discussed in greater detail. See instruction 1b of Item 2.

RESPONSE 5. The requested changes will be made in electronic versions of the statutory prospectus. However, the Registrant does not think the EDGAR version is required to have the requested links and therefore, the links will not appear in the 485(b) filing.

COMMENT 6. Change “contingent deferred sales charge” to “surrender charge” throughout the Key Information Table.

RESPONSE 6. The requested changes will be made in the 485(b) filing.

COMMENT 7. In the Annual Fee table, please calculate the Base Contract fees in accordance with instruction 2(c)(i)(D) of Item 2 of Form N-4. Include mortality and expense and administration charges in the calculation.

RESPONSE 7. The Base Contract fees will be calculated in the 485(b) filing in the manner requested.

COMMENT 8. In the Annual Fee table, change “(Portfolio Fees and Expenses)” to “(Portfolio fees and expenses).”

RESPONSE 8. The requested change will be made in the 485(b) filing.

COMMENT 9. In the annual fee table, change “singe option benefit” to “single optional benefit.”

RESPONSE 9. The requested change will be made in the 485(b) filing.

COMMENT 10. In the footnotes to the Annual Fee table, please change “Benefit Base Amount” to lower case or add a definition of Benefit Base Amount” to the Definitions section of the prospectus.

RESPONSE 10. “Benefit Base Amount” will be added to the Definitions section in the 485(b) filing.

COMMENT 11. In the Lowest and Highest Annual Cost table, change “No CDSC charges” to “No sales charges.”

RESPONSE 11. The requested changes will be made in the 485(b) filing.

COMMENT 12. In the Not a Short-Term Investment row of the Risks section, add the following disclosure: “A surrender charge may apply up to 7 years from the date of your last purchase payment which will reduce the amount you receive for a withdrawal or a surrender.”

RESPONSE 12. The requested change will be made in the 485(b) filing.

COMMENT 13. In the Investments row of the Restrictions section, add a disclosure regarding the restrictions on Portfolios available as investment options with optional benefits. Also, add a cross reference to the location in the prospectus where the subject matter is discussed in greater detail.

RESPONSE 13. The following will be added to the Investments row in the 485(b) filing:

“If you previously activated a guaranteed withdrawal rider that was attached to your contract, the Portfolios that are available as investment options are restricted.”

COMMENT 14. Please make the same disclosure from the previous comment in the Optional Benefits row of the Restrictions section.

RESPONSE 14. The following will be added to the Optional Benefits row in the 485(b) filing:

“If you previously activated a guaranteed withdrawal rider that was attached to your contract, the Portfolios that are available as investment options are restricted.”

COMMENT 15. In the Optional Benefits row of the Restrictions section of the Key Information table clarify which optional benefits are no longer available for purchase or activation.

RESPONSE 15. “Optional benefits are no longer available” will be deleted from the Optional Benefits row in the 485(b) filing and replaced with: “The guaranteed withdrawal riders can no longer be activated.”

COMMENT 16. In the Optional Benefits row of the Restrictions section, add the following disclosure if applicable: “Withdrawals that exceed the limits specified by the terms of an optional benefit may also terminate the benefit.”

RESPONSE 16. The requested disclosure will be made in the 485(b) filing.

COMMENT 17. In the Optional Benefits row of the Restrictions section, please briefly disclose the limitations of having an outstanding loan on the availability of optional benefits.

RESPONSE 17. The following will be added to the Optional Benefits row of the Restrictions section in the 485(b) filing: “Under the terms of the guaranteed withdrawal riders, you must pay off all loans prior to the date that you first choose to take a benefit under the rider.”

COMMENT 18. In the Optional Benefits row of the Restrictions section, add the following disclosure: “A partial surrender or withdrawal may result in a reduction of the Death Benefit that is greater than the amount of the withdrawal or partial surrender” and include a cross reference.

RESPONSE 18. The requested changes will be made in the 485(b) filing.

COMMENT 19. In the Exchanges row of the Conflicts of Interest section, change “Contract” to “contract.”

RESPONSE 19. The requested change will be made in the 485(b) filing.

Overview of the Contract (page 8)

COMMENT 20. In the paragraph on page 8 next to the “Benefit Payment Period” heading, either change “Annuity Benefit” to “annuity benefit” or define it. After the last sentence, add a carve out disclosing that annuitization using the income for fixed period settlement option is fully and partially redeemable as required by Rule 22e-1 of the Investment Company Act of 1940.

RESPONSE 20. “Annuity Benefit” will be changed to lower case in the 485(b) filing. The following will be added to the end of the paragraph in the 485(b) filing: “Commuted values, if available, may be taken no sooner than five years after the applicable Commencement Date. Commuted values are not available for any option based on life expectancy.”

COMMENT 21. On page 8 and throughout the prospectus, change the reference to “Appendix A” to “Appendix A: Portfolios Available Under the Contract.”

RESPONSE 21. The requested changes will be made in the 485(b) filing.

COMMENT 22. In the “Contract Loans” bullet point under the Contract Features heading, please summarize any provisions of the loan that may limit the availability of optional benefits.

RESPONSE 22. The “Contract Loans” bullet point will be changed in the 485(b) filing to (new text in bold italics):

“Contract Loans. An Owner may be able to borrow money if a Contract has a loan provision. If loans are available under a Contract, loan provisions are described in the loan endorsement to the Contract. We will charge interest on any loans taken. Under the terms of the guaranteed withdrawal riders, you must pay off all loans prior to the date that you first choose to take a benefit under the rider. See the Contract Loans and Guaranteed Withdrawal Riders sections of this prospectus for more information.”

Fee Table (page 8)

COMMENT 23. Delete the following phrases: “Table A”, ”Table B”, and “Table C.”

RESPONSE 23. The requested changes will be made in the 485(b) filing.

COMMENT 24. In the first row of the Transaction Expenses table, delete the word “Maximum” before “Contingent Deferred Sales Charge” and add “(or Surender Charge)” after “Contingent Deferred Sales Charge.” Also, change “(as to Purchase payments only)” to “(as a percentage of Purchase payments withdrawn or surrendered).”

RESPONSE 24. The requested changes will be made in the 485(b) filing.

COMMENT 25. Move the “Loan Interest Spread” row from the Transaction Expenses table to the Annual Contract Expenses table or delete it.

RESPONSE 25. The Loan Interest Spread row will be deleted from the Transaction Expenses table in the 485(b) filing.

COMMENT 26. Delete the last two columns of the Annual Contract Expenses table and otherwise make the Annual Contract Expenses table conform with Item 4 of Form N-4.

RESPONSE 26. The Annual Contract Expenses table will be revised in the 485(b) filing to conform to the requirements of Form N-4.

COMMENT 27. Reformat the Optional Benefits Expenses row in the Annual Contract Expenses table to conform to the requirements of Form N-4.

RESPONSE 27. The Optional Benefits Expenses row of the Annual Contract Expenses table will be revised in the 485(b) filing to conform to the requirements to Form N-4.

COMMENT 28. Delete the second sentence of the paragraph under Annual Portfolio Expenses on page 10. Also, add a column to the Annual Portfolio Expenses table titled “Annual Portfolio Expenses” and reformat the table to conform to the requirements of Form N-4.

RESPONSE 28. The requested changes will be made in the 485(b) filing.

COMMENT 29. In the Examples, delete references to Table A, B. and C and redraft the examples to conform to the requirements of Form N-4 including the legend required by Item 4 of Form N-4.

RESPONSE 29. The requested changes will be made in the 485(b) filing. Additionally, the extra expense examples will be deleted in the 485(b) filing.

Principal Risks of Investing in the Contract (page 11)

COMMENT 30. Please confirm that all principal risks associated with the contract are disclosed and provide a summary of those principal risks as required by Item 5 of Form N-4.

RESPONSE 30. The Principal Risks of Investing in the Contract section will be revised in the 485() filing to conform with the requirements of Item 5 of Form N-4.

Charges and Deductions (page 14)

COMMENT 31. In the “Charges and Deductions Assessed against Your Contract” section, please add a lead in sentence above the bullet points to the “Waivers” heading on page15.

RESPONSE 31. The following will be added to the 485(b) filing: “The CDSC may be waived as set forth below.”

COMMENT 32. In the second to last bullet point to the “Waivers” heading on page 15, please briefly describe the waiver for a Stepped Up Account Value.

RESPONSE 32. The second to last bullet point will be changed in the 485(b) filing to (new text in bold italics): “If your spouse becomes the successor owner, any CDSC which would have applied at that time will be waived. See the Step Up in Account Value for Successor Owner section of this prospectus.”

COMMENT 33. In the “Contract Maintenance Fee” section, please add a lead in sentence above the bullet points to Waivers on page15.

RESPONSE 33. The following will be added to the 485(b) filing: “The Contract Maintenance Fee may be waived as set forth below.”

COMMENT 34. In the “Living Benefit Riders” section on page 16, please explain the terms “activated” and “in effect.”

RESPONSE 34. The following changes will be made to the “Living Benefit Riders” section in the 485(b) filing (new text in bold italics): “Only one of these optional Riders may be activated at any point in time. You may elect to activate a Rider on the contract effective date or on any contract anniversary by written request.”

COMMENT 35. In the last sentence on page 16, please clarify if excess withdrawals are treated differently than ordinary withdrawals.

RESPONSE 35. Under the terms of the Riders, after a Rider is activated all withdrawals are “excess withdrawals” unless it is a withdrawal to pay Rider charges or Rider Benefits. Therefore, the last paragraph on page 16 will be deleted in the 485(b) filing and the second to last paragraph will be revised to (new text in bold italics):

“After a Rider is activated, withdrawals from the Contract other than to pay Rider charges or Rider Benefits are considered Excess Withdrawals. Excess Withdrawals will reduce the Benefit Base Amount by the same percentage as the percentage reduction in the Account Value. Excess Withdrawals can adversely affect the benefit provided by these Riders. See the Guaranteed Withdrawal Riders section of this prospectus.”

COMMENT 36. In the “Enhanced Death Benefit” section on page 17, please provide details of the additional charge referenced therein.

RESPONSE 36. The following changes will be made in the 485(b) filing (new text in bold italics): “Enhanced Death Benefit. Some individual contracts issued in certain states after November 11, 2000 included an enhanced death benefit for a higher mortality and expense charge (1.35% or 1.50%.) See the Death Benefits section and Appendix C of this prospectus.”

Transfers (page 17)

COMMENT 37. Please add a brief description of the items listed in the “Service” table on page 18 to the “Benefits Available Under the Contract” section on page 23 as required by Item 10(b).

RESPONSE 37. The following section will be added under the “Benefits Available Under the Contract” table in the 485(b) filing:

“ACCOUNT BENEFITS

Dollar Cost Averaging. Automatic transfers from the money market Subaccount to any other Subaccount(s), or from the Fixed Accumulation Account option (where available) to any Subaccount(s), on a monthly or quarterly basis.

Portfolio Rebalancing. Automatically transfers amounts between the Subaccounts and the Fixed Accumulation Account option to maintain the percentage allocations selected by the Owner.

Interest Sweep. Automatic transfers of the income from any Fixed Account option(s) to any Subaccount(s).

Systematic Withdrawal. During the Accumulation Period, an owner may elect to automatically withdraw money from the Contract.”

Withdrawals and surrenders (page 19)

COMMENT 38. In the last paragraph under the “Restrictions and Charges on Withdrawals and Surrenders” heading, please provide more details regarding how withdrawals and surrenders are processed at the next Accumulation Unit Value.

RESPONSE 38. The following will be added to the last paragraph under the “Restrictions and Charges on Withdrawals and Surrenders” heading in the 485(b) filing: “Withdrawals or surrenders received before 4:00 p.m. Eastern Time will be processed using that Valuation Date’s price. Withdrawals or surrenders received at or after 4:00 p.m. Eastern Time will be processed using the following Valuation Date’s price.”

COMMENT 39. In the last sentence on page 19, please specify which group contracts do not have a free withdrawal privilege.

RESPONSE 39. The last sentence on page 19 will be changed in the 485(b) filing to: “The free withdrawal privilege is not available under the group Contracts.”

Annuity Benefit (page 21)

COMMENT 40. In the paragraph next to the heading “Annuity Commencement Date”, please add a disclosure that annuitization using variable dollar payments for the Income for a Fixed Period settlement option is fully and partially redeemable as required by Rule 22e-1 of the Investment Company Act of 1940.

RESPONSE 40. Under the terms of the Contract, the Income for a Fixed Period settlement option for a fixed period shorter than 5 years is not available. Commuted values may be taken no sooner than 5 years after the annuity commencement date. Therefore, the following will be added to the end of the paragraph in the 485(b) filing:

“However, if you choose the Income for a Fixed Period settlement option, commuted values may be taken no sooner than five (5) years after the Annuity Commencement Date.”

Death Benefit (page 23)

COMMENT 41. In the Death Benefit section on page 23, please briefly explain why a withdrawal may result in a reduction in the Death Benefit that is greater than the withdrawal.

RESPONSE 41. The second sentence of the Death benefit section will be revised in the 485(b) filing to (new text in bold italics): “A withdrawal from the contract may result in a reduction of the Death Benefit that is greater than the amount of the withdrawal because the Death Benefit will be reduced in the same proportion that the withdrawal reduces the Account Value.”

COMMENT 42. Consider adding example for scenarios B and C in the descriptions of Death Benefit Amount (Version 1) on page 24.

RESPONSE 42. The Registrant does not think adding examples for Scenarios B and C is necessary because the Contract is no longer being sold and therefore, the Registrant declines to add them.

COMMENT 43. On page 26, please briefly describe Death Benefit Amount (Version 2E).

RESPONSE 43. The following will be added in the 485(b) filing (new text in bold italics): “Death Benefit Amount (Version 2E) applies to certain individual contracts that were purchased within a certain time period in Minnesota and a certain time period in other states. See Appendix C for information about Death Benefit Amount (Version 2E).”

Guaranteed Withdrawal Riders (page 28)

COMMENT 44. Please include a brief reference of the transfer rules listed in the “Impact on Outstanding Loans” section on page 31 in the Key Information Table and in the Overview of the Contract section.

RESPONSE 44. The following will be added to the Optional Benefits row of the Restrictions section in the 485(b) filing: “Special transfer rules apply if you have a loan and activate a Rider.”

The following will be added to the Contract Loans bullet point under Contract Features on page 8 in the 485(b) filing: “If you activated an optional living benefit rider and have an outstanding loan, there are special transfer rules applicable to collateral for the loan.”

Guaranteed Lifetime Withdrawal Benefit (page 31)

COMMENT 45. In the last sentence on page 32, please briefly describe how an outstanding loan balance affects the GLWB rider benefits.

RESPONSE 45. The last sentence on page 32 will be deleted in the 485(b) filing and replaced with: “You must pay off your loan before the benefits under the GLWB Rider begin.”

Guaranteed Minimum Withdrawal Benefit (page 37)

COMMENT 46. In the second sentence on page 37, please confirm that “Contract value” is the correct term or if “Account value” should be used.

RESPONSE 46. “Contract value” will be changed to “Account value” in the 485(b) filing.

COMMENT 47. In the last sentence under the heading “Benefit Base Amount” on page 38, please briefly describe how an outstanding loan balance affects the GMWB rider benefits.

RESPONSE 47. The last sentence under the heading “Benefit Base Amount” on page 38 will be deleted in the 485(b) filing and replaced with: “You must pay off your loan before the benefits under the GMWB Rider begin.”

Settlement Options (page 42)

COMMENT 48. In the third paragraph on page 42, please explain the basis for the following:

Commuted values, if available, may be taken no sooner than five years after the applicable Commencement Date.

RESPONSE 48. Under the terms of the Contract, the Income for a Fixed Period settlement option for a fixed period shorter than 5 years is not available. Therefore, the terms of the Contract do not allow for Commuted values to be taken until a least 5 years after the Commencement date.

COMMENT 49. In the fourth paragraph on page 42, please add a disclosure that no payment will be made if the annuitant dies before the date of the first payment, if true.

RESPONSE 49. The Registrant will add the following in the 485(b) filing: “If death occurs before the first payment and no payments would be due, we will agree to cancel the annuitization and pay a Death Benefit.”

Annuity Investors Life Insurance Company (page 45)

COMMENT 50. In the first paragraph of this section, please clarify the ownership of Annuity Investors Life Insurance Company.

RESPONSE 50. The second sentence of the first paragraph will be changed in the 485(b) filing to (new text in bold italics): “The Company is a wholly owned subsidiary of Great American Life Insurance Company, which is a wholly owned subsidiary of Glidepath Holdings, Inc., which is in turn a wholly owned subsidiary of Massachusetts Mutual Life Insurance Company.”

Appendix A: Portfolios Available Under the Contract (page 51)

COMMENT 51. In the first sentence on page 51, change “Portfolio” to “Portfolios.” Also, confirm that the website address listed in the second sentence is correct.

RESPONSE 51. The requested change will be made in the 485(b) filing along with the correct website address.

COMMENT 52. As set forth in instruction 1(f) of Item 17, please disclose if the availability of certain Portfolios varies if an owner chooses certain optional benefits.

RESPONSE 52. The first paragraph under Appendix A: Portfolios Available Under the Contract will be revised in the 485(b) filing to (new text in bold italics):

“The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.gaig.com/annuities/pages/variable-compliance-docs.aspx. You can also request this information at no cost by calling 1-800-789-6771 or by sending an e-mail request to VarAnnSrvTeam@GAIG.com. Depending on the optional benefits you choose, you may not be able to invest in certain Portfolios.”

The following will be added below the table of Portfolio Companies in Appendix A of the 485(b) filing:

“If you previously activated the guaranteed minimum withdrawal benefit rider or the guaranteed lifetime withdrawal benefit rider, you can only allocate your Account Value among the following Portfolios:

Morningstar Balanced ETF Asset Allocation Portfolio	Morningstar Growth ETF Asset Allocation Portfolio
Morningstar Conservative ETF Asset Allocation Portfolio	Morningstar Income and Growth ETF Asset Allocation Portfolio

COMMENT 53. Please add disclosure from Instruction 4 to Item 17, if applicable, to Appendix A: Portfolios Available Under the Contract.

RESPONSE 53. The following disclosure will be added below Appendix A: Portfolios Available Under the Contract in the 485(b) filing: “Certain Portfolios and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Portfolios’ prospectuses for additional information about these arrangements.

COMMENT 54. Please delete the reference to index manager from the BNY Stock Index Fund Inc. row.

RESPONSE 54. The requested change will be made in the 485(b) filing.

STATEMENT OF ADDITIONAL INFORMATION

Annuity Investors Life Insurance Company (page 3)

COMMENT 55. As required by Item 19(e) of Form N-4, please describe the nature of the business of each person that controls the Depositor.

RESPONSE 55. The General Information and History section on page 3 will be revised in the 485(b) filing as follows (new text in bold italics):

“Annuity Investors Life Insurance Company (the “Company,” “we,” “us,” or “our”) is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. We are principally engaged in the sale of fixed and variable annuity contracts.

We are a wholly owned subsidiary of Great American Life Insurance Company (“GALIC”), which is a wholly owned subsidiary of Glidepath Holdings, Inc. (“Glidepath”) which is in turn a wholly owned subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual”).

GALIC is a stock life insurance company principally engaged in the sale of fixed and variable annuity contracts. Glidepath is a financial services holding company. MassMutual is a mutual life insurance company. MassMutual and its domestic life insurance subsidiaries provide individual and group life insurance, disability insurance, individual and group annuities and guaranteed interest contracts to individual and institutional customers in all 50 states in the U.S., the District of Columbia and Puerto Rico.

Annuity Investors Variable Account B (the “Separate Account”) was established by the Company on December 19, 1996, as an insurance company separate account under the laws of the State of Ohio pursuant to resolution of the Company’s Board of Directors. The Separate Account is registered with the SEC as a unit investment trust.

On May 28, 2021, American Financial Group, Inc. sold its annuity business consisting of GALIC and its two insurance subsidiaries, Annuity Investors Life Insurance Company and Manhattan National Life Insurance Company, as well as a broker-dealer affiliate, Great American Advisors, Inc., and insurance distributor, AAG Insurance Agency, Inc. to MassMutual.”

COMMENT 56. As required by Item 19(c) of Form N-4, please describe the nature of any material reorganization of the depositor in the last 5 years.

RESPONSE 56. Please see response to Comment 55.

Services (page 3)

COMMENT 57. Per Item 35 of Form N-4, the “Records and Reports” section can be deleted if this information is provided in Form N-CEN.

RESPONSE 57. The “Records and Reports” section will be deleted in the 485(b) filing.

PART C

COMMENT 58. In Item 29, please disclose the state under the laws of which the depositor is organized.

RESPONSE 58. The requested disclosure will be made in the 485(b) filing.

SIGNATURE PAGE

COMMENT 59. Please add a signature line for the principal accounting officer to sign in his individual capacity as required by Section 6A of the Securities Act of 1933.

RESPONSE 59. The requested change will be made in the 485(b) filing.

Thank you for your comments. If you have any questions or concerns regarding the responses contained herein, please contact the undersigned at (513)-412-4737.

Very truly yours,

/s/ Simon Berry

Simon Berry

Senior Counsel